July 6, 2006

Mail Stop 6010


Gary L. Dreher
Chief Executive Officer
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

Re:	AMDL, Inc.
	Schedule 14A
      Filed July 3, 2006
	File No. 001-16695

Dear Mr. Dreher:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. It appears that proposal two (the charter amendment) combines several separate matters in a single proposal. Please note that Rule
14a-4 requires that the form of proxy identify clearly each separate matter intended to be acted upon. Please revise the form of proxy to provide security holders with an opportunity to independently vote upon each of the matters described in the proposal. Also, revise the proxy statement to address each matter separately. Adoption of the proposals may be conditioned upon the required vote being received for each of the proposals if you provide adequate disclosure of the condition.



       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Eduardo Aleman at (202) 551-3646 or me at
(202)
551-3617 with any questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


cc(via facsimile):  Daniel Donahue


Gary L. Dreher
AMDL, Inc.
July 6, 2006
Page 1